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                                                                    EXHIBIT 14.1

                       CODE OF BUSINESS CONDUCT AND ETHICS
                                       FOR
                              PRESIDION CORPORATION

INTRODUCTION

         Presidion Corporation (the "Company") is committed to the highest standards of legal and ethical conduct. This Code of Business Conduct and Ethics (the "Code") sets forth the Company's policies with respect to the way we conduct ourselves individually and operate our business. The provisions of this Code are designed to promote honest and ethical conduct among our employees, officers and directors.

         In the course of performing our various roles in the Company, each of us will encounter ethical questions in different forms and under a variety of circumstances. Moments of ethical uncertainty may arise in our dealings with fellow employees of the Company, with customers, or with other parties such as government entities or members of our community. In achieving the high ground of ethical behavior, compliance with governmental laws is not enough. Our employees should never be content with simply obeying the letter of the law, but must also strive to comport themselves in an honest and ethical manner. This Code provides clear rules to assist our employees, directors and officers in taking the proper actions when faced with an ethical dilemma.

         The reputation of the Company is our greatest asset and its value relies on the character of its employees. In order to protect this asset, the Company will not tolerate unethical behavior by employees, officers or directors. Those who violate the standards in this Code will be subject to disciplinary action. If you are concerned about taking an action that may violate the Code or are aware of a violation by another employee, an officer or a director, follow the guidelines set forth in Sections 10 and 11 of this Code.

         This Code applies equally to all employees, officers and directors of the Company. All references to employees contained in this Code should be understood as referring to officers and directors as well.

1.       COMPLIANCE WITH LAWS, RULES AND REGULATIONS

         Company policy requires that the Company, as well as all employees, officers and directors of the Company, comply fully with both the spirit and the letter of all laws, rules and regulations. Whenever an applicable law, rule or regulation is unclear or seems to conflict with either another law or any provision of this Code, all employees, officers and directors are urged to seek clarification from their supervisor, the appropriate compliance official or the Legal Department. See Section 11 for contact information. Beyond mere compliance with the law, we should always conduct our business with the highest standards of honesty and integrity - wherever we operate.

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2.       CONFLICTS OF INTEREST

         Every employee has a primary business responsibility to the Company and must avoid conflicts of interest. A conflict of interest arises when an employee takes actions or enters into relationships that oppose the interests of the Company, harm the Company's reputation or interfere with the employee's performance or independent judgment when carrying out any actions on behalf of the Company. The Company strictly prohibits its employees from taking any action or entering into any relationship that creates, or even appears to create, a conflict of interest.

         A conflict situation can arise when a director, officer or employee takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interests may also arise when a director, officer or employee, or a member of his or her family, receives an improper personal benefit as a result of his or her position with the Company. Section 402 of the Sarbanes-Oxley Act prohibits personal loans to or for any director or officer or to members of their immediate families. Travel advances are not considered personal loans pursuant to Section 402. It may be a conflict of interest for a director, officer or employee to work simultaneously for a competitor, customer or supplier. The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf. Employees must be sensitive to potential conflicts of interest that may arise and use their best efforts to avoid the conflict.

         Directors, officers and employees must notify the Chief Legal Officer of the existence of any actual or potential conflict of interest. With respect to officers or directors, the Board may make a determination that a particular transaction or relationship will not result in a conflict of interest covered by this policy. With respect to all other employees or agents, the Chief Legal Officer, acting alone, or the Board may make such a determination. Any waivers of this policy as to an officer or director may only be approved by the Board of Directors.

         Any employee, officer or director who is aware of a transaction or relationship that could reasonably be expected to give rise to a conflict of interest in violation of this section must inform the appropriate personnel in accordance with the procedures set forth in Section 12 of this Code. If an employee has any questions regarding the Company's policy on conflicts of interest or needs assistance in avoiding a potential conflict of interest, he or she is urged to seek the advice of a supervisor or the Legal Department.

3.       CORPORATE OPPORTUNITIES

         Employees, officers and directors are prohibited from taking for themselves personally opportunities that are discovered through the use of Company property, Company information or their position in the Company. Furthermore, employees may not use Company property, information or influence or their position in the Company for improper personal gain. Finally, employees have a duty to advance the Company's legitimate interests when the opportunity to do so arises. Consequently, employees are not permitted to compete with the Company.

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4.       CONFIDENTIALITY

         Employees must maintain the confidentiality of confidential information entrusted to them by the Company or its customers or suppliers, except when disclosure is authorized by the Company or required by applicable laws or regulations. Confidential information includes proprietary information of the Company, as well as all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. This confidentiality requirement is in addition to any other obligations imposed by the Company to keep information confidential.

5.       INSIDER TRADING

         Employees, officers and directors will frequently become aware of confidential non-public information concerning the Company and the parties with which the Company does business. As set forth in more detail in the Company's Insider Trading Policy, the Company prohibits employees from using such confidential information for personal financial gain, such as for purposes of stock trading, or for any other purpose other than the conduct of our business. Employees must maintain the confidentiality of such information and may not make disclosures to third parties, including members of the employee's family. All non-public information about the Company should be treated as confidential information. To use non-public information for personal financial benefit or to "tip" others who may make stock trades on the basis of this information is not only unethical but also illegal. This policy also applies to trading in the securities of any other company, including our customers or suppliers, if employees have material, non-public information about that company which the employee obtained in the course of their employment by the Company. In addition to possible legal sanctions, any employee, officer or director found to be in violation of the Company's Insider Trading Policy will face decisive disciplinary action. Employees are encouraged to contact the Company's Legal Department with any questions concerning this policy.

6.       PROTECTION AND PROPER USE OF COMPANY ASSETS

         All Company assets should be used for legitimate business purposes and all employees, officers and directors must make all reasonable efforts to protect the Company's assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company's profitability and must therefore be avoided. The suspected occurrence of fraud or theft should be immediately reported to the appropriate person in accordance with the procedures set forth in Section 11 of this Code.

         An employee's obligation to protect the Company's assets extends to the Company's proprietary information. Proprietary information includes intellectual property such as patents, trademarks, copyrights and trade secrets. An employee who uses or distributes such proprietary information without the Company's authorization will be subject to disciplinary measures as well as potential legal sanctions.

7.       FAIR DEALING

         Although the success of our Company depends on our ability to outperform our competitors, the Company is committed to achieving success by fair and ethical means. We seek

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to maintain a reputation for fair dealing among our competitors and the public alike. In light of this aim, the Company prohibits employees from engaging in any unethical or illegal business practices. An exhaustive list of unethical practices cannot be provided. Instead, the Company relies on the judgment of each individual employee to avoid such practices. Furthermore, each employee should endeavor to deal fairly with the Company's customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair business practice.

8.       DISCLOSURES

         It is Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws, rules and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Company. Employees shall endeavor in good faith to assist the Company in such efforts.

9.       WAIVERS

         The Company expects all employees, officers and directors to comply with the provisions of this Code. Any waiver of this Code for executive officers or directors may be made only by the Board of Directors or a Board committee and will be promptly disclosed to the public as required by law and stock exchange regulations.

10.      COMPLIANCE GUIDELINES AND RESOURCES

         In some situations, our employees may not be certain how to proceed in compliance with this Code. This uncertainty may concern the ethical nature of the employee's own acts or the employee's duty to report the unethical acts of another. When faced with this uncertainty, the employee should carefully analyze the situation and make use of Company resources when determining the proper course of action. The Company also encourages employees to talk to their supervisors, or other personnel identified below, when in doubt about the best course of action.

         1. Gather all the facts. Do not take any action that may violate the Code until you have gathered all the facts that are required to make a well-informed decision and, if necessary, you have consulted with your supervisor, or the Legal Department.

         2. Is the action illegal or contrary to policy? If the action is illegal or contrary to the provision of this Code, you should not carry out the act. If you believe that the Code has been violated by an employee, an officer or a director, you must promptly report the violation in accordance with the procedures set forth in Section 11.

         3. Discuss the problem with your supervisor. It is your supervisor's duty to assist employees in complying with this Code. Feel free to discuss a situation that raises ethical issues with your supervisor if you have any questions. You will suffer no retaliation for seeking such guidance.

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         4.       Additional resources. The Chief Legal Officer is available to speak with you about problematic situations if you do not feel comfortable approaching your direct supervisor. If you prefer, you may request assistance in writing by sending a request to the Legal Department at jbaiers@presidion.com or calling 248-269-9600 ext 240. In addition, the Legal Department is available to assist you in complying with those aspects of the Code that involve more complex issues, such as insider trading and conflicts of interest.

11.      REPORTING PROCEDURES

         All employees have a duty to report any violations of this Code, as well as violations of any laws, rules, or regulations. The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations.

         If you believe that the Code has been violated by an employee you must promptly report the violation to your direct supervisor or the Company's Legal Department. If a report is made to a supervisor, the supervisor must in turn report the violation to the Legal Department. All violations by an officer or director of the Company must be reported directly to the Legal Department.

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12.      CONTACT INFORMATION

         Reports may be made in person, by telephone or in writing by sending a description of the violation and the names of the parties involved to the appropriate personnel mentioned in the preceding paragraph. The contact information is as follows:

         James E. Baiers                    Telephone: 248-269-9600
         Chief Legal Officer                Facsimile: 248-269-5500
         Presidion Corporation              E-Mail:    jbaiers@presidion.com
         Suite 1700
         755 W. Big Beaver Road
         Troy, MI 48084

13.      DISCIPLINARY ACTION

         The penalty for a particular violation will be decided on a case-by-case basis and will depend on the nature and severity of the violation as well as the employee's history of non-compliance and cooperation in the disciplinary process. Significant penalties will be imposed for violations resulting from intentional or reckless behavior. Penalties may also be imposed when an employee fails to report a violation due to the employee's indifference, deliberate ignorance or reckless conduct. All violations of this Code will be treated seriously and will result in the prompt imposition of penalties which may include an oral or written warning, reprimand, suspension, termination and/or restitution.

14.      NO RIGHTS CREATED

         This Code is a statement of certain fundamental principles, policies and procedures that govern the Company's officers, directors and employees in the conduct of the Company's business. It is not intended to and does not create any rights in any employee, supplier, competitor, shareholder or any other person or entity.



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                                      CERTIFICATIONS

I certify that:

         1. I have read and understand the Company's Code of Business Conduct and Ethics. I understand that the Chief Legal Officer is available to answer any questions I have regarding the Code of Business Conduct and Ethics.

         2. Since November , 2003 or such shorter period of time that I have been an employee of the Company, I have complied with the Code of Business Conduct and Ethics.

         3. I will continue to comply with the Code of Business Conduct and Ethics for as long as I am subject to this policy.

                           Signature: _______________________________________

                           Date: ___________________________________________

                           Print name: _______________________________________



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